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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 6)
WorldGate Communications, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
98156L307
(CUSIP Number)
Leonard H. Bloom
Akerman Senterfitt
1 S.E. 3rd Avenue, 25th Floor
Miami, FL 33131
(305) 374-5600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 23, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98156L307	Page	2	of	7

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Antonio Tomasello

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Italy

	7	SOLE VOTING POWER:

NUMBER OF		3,561,383

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,561,383

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,743,338

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.63%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No.	98156L307	Page	3	of	7

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
John Tsialas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		181,955

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		181,955

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,743,338

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.63%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

This Amendment No. 6 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on July 28, 2006, as amended by Amendment No. 1 to such Schedule 13D filed on August 15, 2006, as further amended by Amendment No. 2 to such Schedule 13D filed on October 3, 2006, as further amended by Amendment No. 3 to such Schedule 13D filed on October 16, 2006, as further amended by Amendment No. 4 to such Schedule 13D filed on November 13, 2006 and as further amended by Amendment No. 5 to such Schedule 13 D filed on March 14, 2007. This statement is filed on behalf of both the Tomasello Reporting Person and the Tsialas Reporting Person (each as defined below, and collectively, the “Reporting Persons”). Items 1, 2 and 3 remain unchanged. Items 4 through 7 are amended as follows:
ITEM 4. PURPOSE OF TRANSACTION.
The Reporting Persons intend to review their investments in the Issuer on a continuing basis and may engage in discussions with management and the Board of Directors concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, each of the Tomasello Reporting Person and the Tsialas Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, without limitation, engaging financial, legal and other advisors, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, changes to the overall strategic direction of the Issuer, merger and/or sale opportunities, communicating with other shareholders regarding the Company, purchasing additional shares of Common Stock, selling some or all of his Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing his intention with respect to any and all matters referred to in Item 4.
David Tomasello, the son of the Tomasello Reporting Person, has been appointed to the Board of Directors of the Issuer. In connection with David Tomasello’s appointment to the Board of Directors, on May 23, 2007, each of David Tomasello and the Tomasello Reporting Person entered into a Voting Agreement with the Issuer, pursuant to which David Tomasello and the Tomasello Reporting Person each agreed to, among other things, (i) not participate in any solicitation of proxies in opposition to the recommendation of the Board of Directors, (ii) refrain from entering into any arrangement or agreement or act in concert with any other person for the purpose of acquiring, holding, voting or disposing of voting securities of the Issuer and (iii) vote any voting securities held by them, that relate to or affect a possible change of control, in accordance with the recommendations of the Board of Directors. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement itself, a copy of which is filed herewith as Exhibit 1.
Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists with respect to the Reporting Persons as to the acquisition, disposition, voting or holding of shares. Except as set forth herein, neither the Tomasello Reporting Person nor the Tsialas Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a)	As of the date of this Amendment, the Tomasello Reporting Person beneficially owns 3,743,338 shares of Common Stock. In the aggregate, this represents approximately 8.63% of the shares of the Company’s Common Stock, calculated in accordance with Rule 13d-3 promulgated under the Securities Act of 1934, as amended. As of the date of this Amendment, the Tsialas Reporting Person beneficially owns 3,743,338 shares of Common Stock. In the aggregate, this represents approximately 8.63% of the shares of the Company’s Common Stock calculated in accordance with Rule 13d-3 promulgated under the Securities Act of 1934, as amended.
(b)	The Tomasello Reporting Person has the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, 3,561,383 shares of the Company’s Common Stock. The Tsialas Reporting Person has the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, 181,955 shares of the Company’s Common Stock.

(c)	The Tomasello Reporting Person has effected the transactions listed below in shares of the Company’s Common Stock during the last 60 days. Each of these transactions was effected by means of brokerage transactions on the NASDAQ stock market. These transactions are in addition to those transactions previously reported.

	Number of Shares of
Trade Date	Common Stock	Type of Trade	Price Per Share Paid
3/16/07	10,000	buy	0.80
3/19/07	5,000	buy	0.69
3/19/07	10,000	buy	0.66
3/19/07	10,000	buy	0.6691
3/21/07	2,800	sell long	0.87
3/22/07	10,000	sell long	0.9201
3/22/07	10,000	sell long	0.90
3/28/07	20,000	buy	0.73
3/30/07	1,900	buy	0.70
4/10/07	2,570	buy	0.67
4/11/07	1,500	buy	0.68
5/22/07	5,100	buy	0.4997
The Tsialas Reporting Person has effected the transactions listed below in shares of the Company’s Common Stock during the last 60 days. Each of these transactions was effected by means of brokerage transactions on the NASDAQ stock market. These transactions are in addition to those transactions previously reported.

	Number of Shares of
Trade Date	Common Stock	Type of Trade	Price Per Share Paid
3/19/07	2,000	buy	0.73
3/19/07	3,000	buy	0.70
3/19/07	665	buy	0.68
3/19/07	1,335	buy	0.68
4/13/07	3,000	buy	0.76
4/13/07	555	buy	0.77
4/13/07	2,400	buy	0.77
4/16/07	300	buy	0.76
4/16/07	2,700	buy	0.76
4/18/07	3,000	buy	0.75
4/23/07	3,000	buy	0.70
4/23/07	629	buy	0.68
4/23/07	500	buy	0.68
4/23/07	100	buy	0.68
4/23/07	100	buy	0.68
4/23/07	100	buy	0.68
4/23/07	100	buy	0.68
4/23/07	100	buy	0.68
4/23/07	100	buy	0.68
4/23/07	100	buy	0.68
4/24/07	1,171	buy	0.68

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
See Item 4 regarding Voting Agreement.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Voting Agreement, dated as of May 23, 2007, by and between David Tomasello, the Tomasello Reporting Person and the Issuer.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 30, 2007

/s/ Antonio Tomasello Antonio Tomasello
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).